QuickLinks -- Click here to rapidly navigate through this document

Exhibit 21.1

SCHEDULE OF TRANSMONTAIGNE INC. SIGNIFICANT SUBSIDIARIES AT JUNE 30, 2005

Ownership of Subsidiary	Name of Subsidiary	Trade Name	State/Country of Organization

100%	Coastal Fuels Marketing, Inc.	None	Florida
100%	Coastal Tug and Barge, Inc.	None	Florida
100%	TransMontaigne Product Services Inc.	None	Delaware
100%	TransMontaigne Transport Inc.	None	Delaware
100%	TransMontaigne GP L.L.C.	None	Delaware
100%	TransMontaigne Services Inc.	None	Delaware
41%	TransMontaigne Partners L.P.	None	Delaware
41%	TransMontaigne Operating GP L.L.C.	None	Delaware
41%	TransMontaigne Operating Company L.P.	None	Delaware
41%	Coastal Terminal L.L.C.	None	Delaware
41%	Razorback L.L.C.	None	Delaware
41%	TPSI Terminals L.L.C.	None	Delaware

QuickLinks

  Exhibit 21.1